Notice to Shareholders

Interest on Shareholders’ Equity

The Board of Directors of Embraer - Empresa Brasileira de Aeronáutica S.A. (the “Company”), approved the following at a meeting held today:

1)
The increase of Embraer’s capital by R$2,692,916.59 by means of the exercise of stock options representing 299,841 common shares issued in april and may, 2007. Embraer’s capital therefore increased from R$ 4,782,845,563.72 to R$ 4,785,538,480.31, consisting of a total of 740,203,755 shares without par value, including one special class, the Golden Share owned by the Brazilian Government. The amendment to article 6 of Embraer’s bylaws reflecting this change will be approved at the next general shareholders’ meeting.

2)	The distribution of Interest on Shareholders’ Equity on the Second Quarter of 2007 in the aggregate amount of R$ 50,000,763.65, in accordance with the following conditions:
a.
holders of shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.06755 per share, equal to R$ 0.27020 per American Depositary Shares (ADSs). The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax;

b.
this interest on shareholders’ equity will be included in the calculation of the compulsory dividends to be distributed by the company for the current fiscal year; and the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation;

c.	Record date for shares negotiated on São Paulo Stock Exchange (Bovespa) is June 21, 2007 and for the ADSs negotiated on New York Stock Exchange (NYSE) is June 26, 2007.
d.	The shares will be negotiated on São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest rights, from and including June 22, 2007.
e.	the payment of the interest on shareholders’ equity in Brazil will begin on July 13, 2007, and the holders of ADSs will be paid on July 23, 2007, both without any compensation;

São Jose dos Campos, June 11, 2007

/s/ ANTONIO LUIZ PIZARRO MANSO
Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO